[Reference Translation]

January 8, 2020

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
First Section of Tokyo Stock Exchange and
Nagoya Stock Exchange)
Name and Title of Contact Person:
Kaname Shimizu, General Manager,
Accounting Division
(Telephone Number: 0565-28-2121)

Notice Concerning the Status of the Repurchase of Shares of our Common Stock

(Repurchase of Shares under our Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Companies Act of Japan)

We hereby inform you of the repurchase of shares (Repurchase of shares in order to promote capital efficiency by repurchasing flexibly its common stock while comprehensively considering factors such as its cash reserves and the price level of its common stock) conducted in December pursuant to Article 156 of the Companies Act of Japan (the “Companies Act”) as applied pursuant to Article 165, Paragraph 3 of the Companies Act, concerning which repurchase notification was given on November 7, 2019, as follows:

1. Class of shares repurchased:	Common stock of Toyota Motor Corporation (“TMC”)

2. Total number of shares repurchased:	5,803,100 shares

3. Total purchase price:	44,948,680,761 JPY

4. Period of repurchase:	From December 2, 2019 to December 23, 2019

(Reference)

I.

Repurchase of shares resolved at a meeting of the board of directors held on November 7, 2019 (Repurchase of shares in order to promote capital efficiency by repurchasing flexibly its common stock while comprehensively considering factors such as its cash reserves and the price level of its common stock)

(1) Class of shares to be repurchased	Common shares of TMC

(2) Total number of shares to be repurchased	34 million shares (maximum)

(3) Total purchase price for repurchase of shares	200 billion JPY (maximum)

(4) Period of repurchase	From November 11, 2019 to March 31, 2020

II.	Total number of shares of our common stock repurchased pursuant to the above resolution of the board of directors (as of December 31, 2019)

(1) Total number of shares repurchased:	9,027,500 shares

(2) Total purchase price for repurchased shares:	70,123,914,732 JPY